As filed with the Securities and Exchange Commission on February 6, 1998

                                                    Registration No. 333-34051

-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                AMENDMENT NO. 3
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                              ------------------

                    GOLDEN BOOKS FAMILY ENTERTAINMENT, INC.
            (Exact name of registrant as specified in its charter)

                                   Delaware
       (State or other jurisdiction of incorporation or organization)

                                  06-1104930
                     (I.R.S. Employer Identification No.)

                               888 Seventh Avenue
                           New York, New York 10106
                                (212) 547-6700
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Philip Galanes, Esq.
             General Counsel and Vice President, Legal Affairs
                    GOLDEN BOOKS FAMILY ENTERTAINMENT, INC.
                              888 Seventh Avenue
                           New York, New York 10106
                                (212) 547-6700


                                   Copy to:
                               Andre Weiss, Esq.
                           Schulte Roth & Zabel LLP
                               900 Third Avenue
                           New York, New York 10022
                                (212) 756-2431
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to public:

From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                     PROSPECTUS DATED FEBRUARY   , 1998


            INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

PROSPECTUS

                    GOLDEN BOOKS FAMILY ENTERTAINMENT, INC.
                    Common Stock, par value $.01 per share
                                887,408 Shares
                         ----------------------------

            This Prospectus relates to 887,408 shares of common stock, par value $0.01 per share (the "Common Stock", and such shares constituting the "Seller Common Stock"), of Golden Books Family Entertainment, Inc., a Delaware corporation ("Golden Books" or the "Company"), which may be offered from time to time by certain stockholders of the Company (such stockholders being hereinafter described as the "Selling Stockholders"). The Selling Stockholders acquired the Seller Common Stock on August 20, 1996, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Selling Stockholders received the Seller Common Stock as a result of the sale to the Company of substantially all of the family entertainment related assets of Broadway Video Entertainment, L.P. ("BVELP"), in exchange for which BVELP (and subsequently its interest-holders) received $81.0 million in cash and 901,408 shares of Common Stock. See "The Company." The Company will not receive any proceeds from the sale of the Seller Common Stock offered hereby.

            The Common Stock of the Company is quoted on The Nasdaq National Market under the symbol "GBFE." The last reported sales price of the Company's Common Stock on The Nasdaq National Market on February 4, 1998 was $11.50 per share.

            The Selling Stockholders, directly or through agents, broker-dealers or underwriters, may sell the Seller Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on The Nasdaq National Market, in privately negotiated transactions or otherwise. The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Seller Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Seller Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. See "Plan of Distribution."

            Golden Press Holding, L.L.C. ("GPH"), an investment vehicle formed by Warburg, Pincus Ventures, L.P., Richard E. Snyder and Barry Diller which invested $65 million in the Company on May 8, 1996, owns shares of Common
Stock and Series B Convertible Preferred Stock of the Company representing in the aggregate 19.5% of the voting power of the Company (after giving effect to the conversion of the Series B Convertible Preferred Stock). GPH also holds proxies entitling it to vote shares of Common Stock representing an additional 12.0% of the voting power of the Company. See "Risk Factors --Control of the Company" for additional information concerning the relationship of GPH with the Company.

                         ----------------------------

SEE "RISK FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE SELLER COMMON STOCK OFFERED HEREBY.

                         ----------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The Company will not receive any of the proceeds from the sale of the shares of Seller Common Stock covered by this Prospectus. All such proceeds will be received by the Selling Stockholders. All expenses of the offering of the shares of Seller Common Stock covered by this Prospectus will be paid by the Company, except for commissions and discounts of any underwriters, brokers, dealers or agents retained by any Selling Stockholder. Expenses payable by the Company in connection with the offering of the shares of Seller Common Stock covered by this Prospectus are estimated to be approximately $95,000.

                The date of this Prospectus is February  , 1998.

            NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                         ----------------------------

                               TABLE OF CONTENTS
                                                                       Page

Available Information................................................... 2
Incorporation of Certain Documents by Reference......................... 3
Special Note Regarding Forward-Looking Statements....................... 4
The Company............................................................. 5
Risk Factors............................................................ 6
Use of Proceeds.........................................................12
Selling Stockholders....................................................12
Plan of Distribution....................................................14
Experts.................................................................15
Legal Matters...........................................................15

                         ----------------------------

                             AVAILABLE INFORMATION

           The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), which may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials can also be inspected at the offices of the National Association of Securities Dealers, Inc., at 33 Whitehall Street, 10th Floor, New York, New York 10004. Additionally, the Company files such reports, proxy statements and other information with the Commission pursuant to the Commission's EDGAR system. The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission pursuant to the EDGAR system. The address of the Commission's web site is http://www.sec.gov. A copy of any document incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference, unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates) of which this Prospectus forms a part but which is not delivered with this Prospectus will be provided by the Company without charge to any person to whom this Prospectus has been delivered, upon the oral or written request of such person. Such requests should be mailed to Corporate Secretary, Golden Books Family Entertainment, Inc., 888 Seventh Avenue, New York, New York 10106. Telephone requests may be directed to the Corporate Secretary at 212-547-6700.


            The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the securities offered hereby. This Prospectus omits certain information contained in the Registration Statement. The information omitted may be obtained from the Commission upon payment of the regular charge therefor.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The following documents, which are filed under File No. 0-14399 by the Company with the Commission under the Exchange Act, are hereby incorporated herein by reference:

         (i) the Annual Report on Form 10-K, as amended by the Form 10-K/A, for the year ended December 28, 1996;

         (ii) the Quarterly Report on Form 10-Q for the quarter ended March 29, 1997;

         (iii) the Quarterly Report on Form 10-Q for the quarter ended June 28, 1997;

         (iv) the Quarterly Report on Form 10-Q for the quarter ended September 27, 1997 as amended by the Form 10-Q/A;

         (v) the Company's Registration Statement on Form 8-A filed with the Commission on April 9, 1986; and

         (vi)   the Company's Current Report on Form 8-K dated October 1, 1997.


            All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment that indicates the termination of the offering of the securities offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

            Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the offering of the securities offered hereby to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

            A copy of any document incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference, unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates) of which this Prospectus forms a part but which is not delivered with this Prospectus will be provided by the Company without charge to any person to whom this Prospectus has been delivered, upon the oral or written request of such person. Such requests should be mailed to Corporate Secretary, Golden Books Family Entertainment, Inc., 888 Seventh Avenue, New York, New York 10106. Telephone requests may be directed to the Corporate Secretary at 212-547-6700.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

            THE STATEMENTS CONTAINED IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE THAT ARE NOT HISTORICAL FACTS, INCLUDING, WITHOUT LIMITATION, IN PARTICULAR, STATEMENTS MADE (1) UNDER THE CAPTION "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THE COMPANY'S ANNUAL REPORTS ON FORM 10-K, IN THE COMPANY'S QUARTERLY REPORTS ON FORM 10-Q AND IN ANY AMENDMENTS TO SUCH REPORTS AND (2) IN THE COMPANY'S CURRENT REPORTS ON FORM 8-K AND IN ANY AMENDMENTS TO SUCH REPORTS MAY, IN SOME CASES, INCLUDE STATEMENTS OF FUTURE EXPECTATIONS, PROJECTIONS OF REVENUE AND INCOME, STATEMENTS OF FUTURE ECONOMIC PERFORMANCE AND OTHER FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN ANY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, THE RISKS OF IMPLEMENTING THE COMPANY'S NEW STRATEGY, THE ABILITY OF MANAGEMENT OF THE COMPANY TO MAINTAIN AND IMPROVE ITS RELATIONSHIPS WITH KEY CUSTOMERS AND LICENSORS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, THE EFFECT OF ECONOMIC CONDITIONS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, PRODUCT DEVELOPMENT AND OTHER RISKS DETAILED HEREIN IN THE SECTION ENTITLED "RISK FACTORS," ELSEWHERE HEREIN AND IN THE COMPANY'S OTHER SECURITIES AND EXCHANGE COMMISSION FILINGS.

                                  THE COMPANY

            The Company is the largest publisher of children's books in the North America retail market. The Company, through its Children's and Adult Publishing Divisions, creates, publishes and markets an extensive range of entertainment products, including "Little Golden Books" and other storybooks, coloring/activity books, electronic storybooks, puzzles, educational workbooks, reference books and novelty book formats. The Company has published its flagship product line, "Little Golden Books," for over 50 years.

            The Company believes that Golden Books is one of the strongest consumer brand franchises of children's products in the United States. Management believes that the Golden Books brand name not only has strong consumer recognition, but also a reputation among consumers for wholesomeness, entertainment and spending quality time with a child.

            The Company's products utilize both owned and licensed characters. The Company's owned characters include The Poky Little Puppy and Little Lulu. Many of the Company's products, particularly its coloring/activity books, use characters licensed from Children's Television Workshop (the creator of Sesame Street), DC Comics Inc., Mattel, Inc., Mercer Mayer (the creator of Little Critters) and The Walt Disney Company ("Disney"). Characters licensed from these and other companies include Sesame Street, Barbie, the Muppets, Superman and Barney. The Disney character license allows the Company to use, in selected product categories, all of Disney's animated characters, including Mickey Mouse, Winnie the Pooh and Pinnochio and characters from The Little Mermaid, The Lion King, Aladdin and Pocahontas, as well as characters from more recent releases such as The Hunchback of Notre Dame, Toy Story, 101 Dalmatians and Hercules. In addition, the Company has licensing arrangements in connection with the theatrical re-release of the Star Wars trilogy and the most recent Batman movie. The Company believes that the variety and popularity of its owned and licensed characters are among its most important competitive strengths. For additional information concerning the Company's agreements with its licensors, see "--Recent Events--New Disney License" and "Risk Factors--Dependence on and Relationships with Key Customers and Licensors."

            On August 20, 1996, the Company acquired an extensive library of character-based properties which constituted substantially all of the family entertainment related assets of BVELP (the "Broadway Video Acquisition"). The library is comprised of copyrights, distribution rights, trademarks and licenses relating to characters, television programs and motion pictures, both animation and live action, and includes individual specials and multiple episode series. Among the library titles are Rudolph the Red-Nosed Reindeer, Frosty the Snowman, Santa Claus Is Coming to Town, Lassie, 26 half-hour episodes of Felix the Cat, Underdog, 52 half-hour episodes of Abbott and Costello, The Lone Ranger and Tennessee Tuxedo. The Company operates the business acquired in the Broadway Video Acquisition through its Golden Books Entertainment Group ("GBEG") division. The Company licenses properties from its GBEG division library to third parties, both domestically and internationally, for use on television, on home video and in ancillary media, and intends to utilize selected properties and characters in the GBEG division library in its children's publishing products, particularly in the storybook, coloring/activity book and home video categories.

            The Company's commercial printing division provides creative printing and publishing services to third parties. The commercial printing division's activities are grouped into three business categories: graphic art services and commercial printing; educational kit manufacturing; and custom publishing services.

            The Company is a Delaware corporation. Its executive offices are located at 888 Seventh Avenue, New York, NY 10106; telephone (212) 547-6700.

RECENT EVENTS
New Disney License

            On September 26, 1997, the Company signed a new license agreement with Disney (the "New Disney License Agreement") (the Company's previous main license agreement with Disney was to have expired on December 31, 1997). The New Disney License Agreement commenced on October 1, 1997 and runs through December 31, 2001, and can be extended under certain conditions for an additional year through December 31, 2002. The book formats covered under the New Disney License Agreement include: coloring books, activity books, Little Golden Books, First Little Golden Books, Look-Look Books, Super Shape Books and Sturdy Shape Books. New formats approved by Disney also may be covered under the New Disney License Agreement. Properties covered under the New Disney License Agreement include Disney classic characters as well as characters from major new Disney-branded films released during the term thereof.

            Royalty rates under the New Disney License Agreement vary by product covered. The New Disney License Agreement contains minimum royalty guarantees of $7,370,000 for the nine-month period commencing January 1, 1998 and ending September 30, 1998, $11,670,000 for the second year of the term, $13,340,000 for the third year of the term, $15,340,000 for the fourth year of the term and $5,280,000 for the period commencing October 1, 2001 and ending December 31, 2001; provided that if the New Disney License Agreement is extended for a additional year, the minimum royalty guaranty for the year commencing October 1, 2001 shall be $16,670,000, and for the period commencing October 1, 2002 and ending December 31, 2002 shall be $5,610,000. In addition, upon the execution and delivery thereof, Disney received warrants to purchase 1,100,000 shares of Common Stock at a per share price of $11.375 (subject to certain adjustments), exercisable beginning on the earlier of (i) 90 days after the expiration of the New Disney License Agreement or (ii) 30 days after the announcement by either Disney or the Company that they will (a) be entering into a new license agreement or (b) that they will not be entering into a new license agreement, and expiring on March 31, 2008.

Sale of Cambridge, Racine Facilities

            In connection with its previously reported move of its manufacturing operations to a new, more efficient plant in Racine, Wisconsin, on October 31, 1997, the Company sold the building which had housed its main manufacturing facility in Racine for approximately $2.2 million, a gain of approximately $0.3 over net book value. In addition, on December 1, 1997, the Company sold its manufacturing operations in Cambridge, Maryland, which the Company had previously classified as an asset held for sale, to Mail-Well, Inc. for approximately $20.1 million, a gain of approximately $10.2 million over net book value.

Hallmark Strategic Alliance

            On September 6, 1996, the Company entered into a strategic alliance with Hallmark Cards, Incorporated ("Hallmark") in connection with which HC Crown Corp., a wholly owned subsidiary of Hallmark, purchased 2,356,198 shares of Common Stock for approximately $25.0 million. As indicated in the Company's Form 10-K for the fiscal year ended December 28, 1996, the Company and Hallmark delayed a decision with respect to a contemplated potential second investment by Hallmark until July 1, 1997. In July, the Company and Hallmark decided not to pursue such an investment at that time.

                                 RISK FACTORS

            Prospective purchasers of the Seller Common Stock offered hereby should consider carefully the information set forth or incorporated by reference in this Prospectus and, in particular, should evaluate the following risks in connection with an investment in the Seller Common Stock.

LOSSES

            During the fiscal year ended January 28, 1995, the fiscal year ended February 3, 1996 and the eleven months ended December 28, 1996, the Company experienced net losses of $17.6 million, $67.0 million and $197.5 million, respectively. For the nine months ended September 27, 1997, the Company experienced a net loss of $38.1 million. As part of the plan of new management (which has joined the Company on or after May 8, 1996) to return the Company's core publishing business to profitability and to redeploy its assets, new management has taken a number of strategic actions and, accordingly, made decisions with respect to certain of the Company's assets and recorded write-downs and other charges in the consolidated financial statements of the Company for the eleven months ended December 28, 1996 of $132.3 million. For the nine months ended September 27, 1997, the Company also incurred transition costs in connection with the strategic redirection of the Company of $8.4 million. The Company expects to record additional charges of approximately $5.6 million and $7.0 million attributable to transition costs to be incurred in connection with the strategic redirection of the Company during the remainder of fiscal 1997 and during fiscal 1998, respectively.

            The Company's new management has adopted a new strategy to build a leading family entertainment company that creates, publishes and licenses children's entertainment products. The Company intends to build on the

Company's position as a leader in the children's publishing market, utilizing the strength of the Golden Books brand to provide family-oriented content through multiple media. If the Company's strategy is successful, the Company still does not expect to generate positive net income until fiscal 1999 at the earliest. The Company's return to profitability is dependent in part on the successful implementation of management's new strategy. There can be no assurance that this strategy will be successful, that the Company will not continue to experience net losses or that the Company's net losses will not increase. See "--Risks of Implementation of New Strategy."

LEVERAGE

            The Company has substantial indebtedness in relation to its stockholders' deficit and there can be no assurance that the Company's operating results will be sufficient for payment of all of its indebtedness. The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including the following: (i) the Company's ability to obtain other financing in the future may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness; and
(iii) a high degree of leverage may make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. The Company's ability to make scheduled payments on or, to the extent not restricted pursuant to the terms thereof, refinance its indebtedness depends on its financial and operating performance, which may fluctuate significantly from quarter to quarter and is subject to prevailing economic conditions and to financial, business and other factors beyond its control. The Indenture pertaining to the 7.65% Senior Notes due 2002 of Golden Books Publishing Company, Inc. ("GBP"), the principal operating subsidiary of the Company, limits the amount of additional indebtedness that GBP's subsidiaries can create, incur, assume or guarantee.

RISKS OF IMPLEMENTATION OF NEW STRATEGY


            The Company's management team has been in the process of implementing a new strategy for the Company. As part of its new strategy, the Company has made and continues to make changes to its existing product lines; for example, the Company has revised its book design approaches with all of its major licensees. Additionally, as part of its new strategy, the Company has introduced new product lines in its Children's Publishing Group, including a new Little Golden Storybook format and a line of chapter books in R.L. Stine's "Fear Street Series," which the Company will begin publishing in March 1998. Also as part of its new strategy, the Company continues to look for opportunities to enlarge its character library and exploit new distribution channels for its products; for example, the Company's newly established Golden Value Books and Special Markets division intends to develop value lines and pursue other specialty publishing opportunities outside of traditional retail channels. The Company has also developed, and is in the process of implementing, a new sales strategy, which will include a sales structure reorganization, sales policy improvement, category management and customer relationship enhancement. There can be no assurance that the Company will be able to successfully implement all or any part of its strategy, or that the implementation of this strategy will increase the profitability of the Company or improve its cash flow. In addition, the Company's restructuring measures have been and will continue to be offset in part by the incurrence of additional expenses in retaining new management and editorial staff as well as other upgrading measures relating to the Company's new strategy.


DEPENDENCE ON AND RELATIONSHIPS WITH KEY CUSTOMERS AND LICENSORS

            During the nine months ended September 27, 1997, approximately 31% of the Company's publishing revenues and 26% of the Company's revenues generally were attributable to sales to the Company's four largest customers. The loss of any such customer or a substantial decrease in business from any such customer would have a material adverse effect on the Company.

            The Company believes that the variety and popularity of its characters (whether licensed or owned) is among the most important factors that differentiate the Company's products from those of its competitors. Approximately 78% of the Company's publishing revenues for the nine months ended September 27, 1997 were attributable to products utilizing characters and other properties licensed by the Company from third parties. Approximately 52% of publishing revenues for the nine months ended September 27, 1997 were attributable to products incorporating characters and properties licensed from the Company's five largest sources of licensed property. The character licenses covering characters licensed by the Company generally have two to five year terms. With respect to publishing, royalty rates paid by the Company generally range from 8% to 13% of the net price received for the product featuring the licensed characters and properties. Most license agreements feature advance royalty payments and minimum royalty guarantees and contain editorial standards that govern the Company's use of the licensed characters and properties. Licenses usually can be canceled for failure to meet these standards or certain other contractual obligations, although to date, none of the Company's licenses has been canceled by the licensor for failure to meet these standards or obligations. However, in connection with their renewal some licenses have been reduced in scope. The licenses granted to the Company generally are not exclusive. However, the current practice in the industry is for licensors not to grant the same rights to more than one licensee. The Company's licenses generally grant the Company usage rights only with respect to certain product categories, as specified in the applicable license. While the Company believes that its relationships with its licensors are good, competition for licenses is strong and there can be no assurance that any of the Company's licenses will be renewed on favorable terms if at all. See "--Competition." The loss of the Company's license from Disney would have a material adverse effect on the Company and the loss of other licenses, individually or in the aggregate, could have a material adverse effect on the Company.

            The Company's relationships with a number of its significant customers and licensors have been contentious from time to time because of disputes, in the case of its customers, relating to prior pricing, return and merchandising policies and, in the case of its licensors, alleged non-compliance by the Company with certain license terms. New management
(which has joined the Company on or after May 8, 1996) has taken steps to repair these relationships and believes that it has been successful in this regard; currently, no disputes exist between the Company and its major customers or licensors which the Company believes might have a material adverse effect on the Company's business. However, there can be no assurance that any of the Company's relationships with customers and/or licensors will not become contentious in the future to the extent that a material adverse effect on the Company would result.

DEPENDENCE ON KEY PERSONNEL

            The implementation of the Company's strategy requires the active participation of its new management team and, in particular, Richard E. Snyder, the Company's Chairman and Chief Executive Officer. The loss of the services of Mr. Snyder could have a material adverse effect on the ability of the Company to implement its strategy. The loss of any of the other members of the Company's management team could adversely affect the implementation of selected aspects of the Company's strategy or delay the implementation of such aspects until a qualified replacement can be obtained. In addition to adversely affecting the ability of the Company to implement its strategy, the loss of any of the foregoing key employees of the Company could otherwise have a material adverse effect on the Company. The Company does not maintain "key-man" insurance in respect of Mr. Snyder or any of its other key employees.

COMPETITION

            The children's publishing market is highly competitive. Competition is based primarily on price, quality, distribution, marketing and licenses. In mass market sales, the Company faces competition primarily from smaller competitors. In the trade and specialty trade categories, the Company's principal competitors are large publishing companies. The Company also competes for a share of consumer spending on children's entertainment and educational products against companies that market a broad range of products utilizing a broad range of technologies that are unrelated to those marketed by the Company.

            The market for licenses also is highly competitive and the Company competes against many other licensees for significant licenses. In recent years, licensors have fragmented licenses, which has reduced the cost of purchasing a license. As a result, smaller bidders have been able to enter the market for licenses, which has resulted in increased competition in this market.

            The Company also experiences strong competition for its other products and services, based on a number of factors, including, but not limited to, price, quality, formats, delivery and licenses. Many of the Company's current competitors have greater financial resources than the Company and, in selected markets, greater experience than the Company. The markets which the Company intends to enter as part of its growth strategy each contain a number of competing entities, many of which have greater resources and experience with respect to these markets than the Company.

            The Company's operations also may be adversely affected by a number of factors beyond its control, including economic downturns, cyclical variations in the markets for its products and related products of other companies and changes in consumer preferences.

RISKS RELATING TO INTELLECTUAL PROPERTIES

            The value of the materials in the Company's library, both to the Company as a licensor and as an end user, is subject to consumer taste. There can be no assurance that these properties will be attractive to third-party licensees or that they will be suitable for inclusion in the Company's products. If properties that are being exploited cease to be attractive to third-party licensees, licensing revenue from such licenses will decrease.

            In view of the complex nature of the Company's intellectual property rights, there is a risk of third parties asserting claims of ownership or infringement or asserting a right to payment with respect to the past, present or future exploitation of such properties. There can be no assurance that the Company would prevail in any such claim. In addition, the Company's ability to demonstrate, maintain or enforce these rights may be difficult. Impairments or difficulties in demonstrating the Company's ownership or license rights in such properties could adversely affect the ability of the Company to generate revenue from or use such properties. In many cases, the rights owned or being acquired by the Company are limited in scope, do not extend to exploitation in all present or future media or in perpetuity and may not include the right to create derivative works, such as merchandising and character rights, remakes or sequels.

COST OF PAPER SUPPLIES AND OTHER MATERIAL COSTS

            For the nine months ended September 27, 1997, paper supply purchases totaled approximately $26 million. Paper supplies and other material costs constitute a significant portion of the Company's product costs and are susceptible to numerous factors beyond the control of the Company. Significant increases in these costs could have a material adverse effect on the Company's operating results.


CONTROL OF THE COMPANY

            GPH, which is controlled by Warburg, Pincus Ventures, L.P., owns 1,170,000 shares of Common Stock and 13,000 shares of Series B Convertible Preferred Stock, no par value, of the Company (the "Series B Preferred Stock"), convertible into an aggregate of 6,500,000 shares of Common Stock (an aggregate of 19.5% of the voting power of the Company after giving effect to such conversion) at the conversion rate of 500 shares of Common Stock, representing a conversion price of $10.00 per share of Series B Preferred Stock. The number of shares of Common Stock for which the Series B Preferred Stock may be converted is subject to anti-dilution adjustments as set forth in the Certificate of Designation for the Series B Preferred Stock. The Series B Preferred Stock votes on an as-converted basis with the Common Stock on all matters submitted to a vote of the stockholders of the Company, including the election of directors. GPH also has irrevocable proxies with respect to 3,996,771 shares of Common Stock (12.0% of the issued and outstanding shares of Common Stock after giving effect to the conversion of the Series B Preferred Stock) owned by Richard A. Bernstein and certain trusts affiliated with Mr. Bernstein. Pursuant to such proxy, GPH generally has the power to vote such shares in such manner as it deems proper. As a consequence of such Common Stock and Series B Preferred Stock ownership and proxy, GPH controls approximately 34.9% of the total voting power of the Company. The Series B Preferred Stock entitles GPH, during the first four years following issuance, to receive dividends of approximately 195,000 shares of Common Stock per fiscal quarter of the Company (subject to certain anti-dilution adjustments). GPH also holds a Warrant (the "Warrant") to purchase 3,250,000 shares of Common Stock at a purchase price of $10 per share (subject to anti-dilution adjustments) that will be exercisable beginning on May 8, 1998, subject to acceleration upon the public announcement of certain business combinations or the initiation of a proxy solicitation for control of the Company's Board of Directors by any person or entity (other than GPH or certain of its affiliated entities). The Warrant will be exercisable until May 8, 2003.

            For so long as at least one-half of the shares of Series B Preferred Stock initially issued are owned by GPH and certain of its affiliates, the Company may not engage, subject to certain limited exceptions, in the following transactions or take the following actions without the consent of the holders of a majority of the shares of Series B Preferred
Stock: (i) amend or repeal the Company's Restated Certificate of Incorporation or By-laws; (ii) authorize or effect the incurrence of any indebtedness or the issuance of any capital stock; (iii) authorize or effect any sale or other disposition of assets of the Company, any merger, consolidation or reorganization of the Company or any liquidation, winding up or dissolution of the Company; (iv) authorize or effect any acquisition of assets or license of intellectual property, in each case involving a per annum payment in excess of $5 million; or (v) terminate the employment of the current chief executive officer of the Company. Furthermore, the holders of the Series B Preferred Stock will have the right to elect up to one-third of the members of the Board of Directors (the "Series B Directors"), each of the current members of which was nominated by GPH in connection with its investment in the Company. At present, GPH has the right to designate two additional directors; however, GPH has advised the Company that it does not presently intend to exercise such right, although it reserves the right to do so in the future.


            The foregoing factors provide GPH with significant influence over the management and policies of the Company. The foregoing factors also may render it more difficult for a third party to effect a change of control of the Company without the consent of GPH and may thereby discourage third parties from any attempt to acquire control of the Company.

ENVIRONMENTAL REGULATION

            The Company's operations are subject to extensive and evolving environmental laws and regulations regarding the clean-up and protection of the environment and worker health and safety. The Company believes that it is in material compliance with applicable environmental requirements. However, there can be no assurance that in the future the Company will not receive notices that certain of its operations are not in compliance with its permits or other environmental requirements, that current environmental requirements will not become more onerous or that new laws and regulations will not be adopted or become applicable to the Company. Any of the foregoing could result in the imposition of fines or penalties, operating constraints, the issuance of judicial or administrative orders requiring the Company to cease operating a facility, increased operating and capital expenditures or other liabilities, any of which could have a material adverse effect on the Company's business, financial condition or results of operations.

SHARES OF COMMON STOCK ELIGIBLE FOR SALE

            GPH and Richard A. Bernstein have the right (subject to certain conditions) to require the Company to register for offer and sale issued and outstanding shares of Common Stock and/or shares of Common Stock issuable upon the exercise or conversion, as applicable, of options, warrants and convertible securities. See "--Control of the Company." H C Crown Corp., a subsidiary of Hallmark, has registration rights with respect to shares of Common Stock acquired by it from the Company, and Disney has registration rights with respect to shares of Common Stock issuable upon exercise of the Warrant issued to Disney in connection with the New Disney License Agreement. Sales of substantial amounts of such shares could adversely affect the market value of the Common Stock and, in the case of convertible securities, may effect a dilution of the book value per share of Common Stock.

            In connection with the original offering to GPH, GPH agreed that it would not permit transfer of the Warrant, other than to an affiliate of GPH, until the earlier to occur of (i) May 8, 1998 or (ii) the public announcement of certain business combinations or the initiation of a proxy solicitation for control of the Company's Board of Directors. The 2,356,198 shares acquired by Hallmark in connection with the September 6, 1996 purchase by Hallmark of $25 million of Common Stock are subject to restrictions under the Securities Act. Additionally, Hallmark agreed that as long as GPH holds a majority of the shares of Series B Preferred Stock originally issued, Hallmark will not sell any of its Common Stock to any purchaser such that after the consummation of such purchase, such purchaser would hold greater than 5% of the shares of the Company's outstanding Common Stock on a fully diluted basis. The shares held by Mr. Bernstein are subject to contractual restrictions on transfer identical to the volume limitations set forth in Rule 144(c) under the Securities Act. Pursuant to such volume limitations, Mr. Bernstein is entitled to sell, within any three-month period, a number of shares of Common Stock that does not exceed the greater of (i) one percent (1%) of the total number of outstanding shares of Common Stock or (ii) the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding such sale. The Disney Warrants are exercisable beginning on the earlier of (i) 90 days after the expiration of the New Disney License Agreement or (ii) 30 days after the announcement by either Disney or the Company that they will (a) be entering into a new license agreement or (b) that they will not be entering into a new license agreement, and expiring on March 31, 2008.

                                USE OF PROCEEDS

            The proceeds from the sale of the shares of Seller Common Stock offered hereby are solely for the account of the Selling Stockholders. Accordingly, the Company will receive none of the proceeds from the sale thereof.

                             SELLING STOCKHOLDERS

            The Selling Stockholders acquired the shares of Seller Common Stock offered pursuant to this Prospectus in connection with the Broadway Video Acquisition.

            The following table sets forth the name of each Selling Stockholder, the number of shares of Seller Common Stock owned by each Selling Stockholder as of February 2, 1998, and the number of shares which may be offered for resale pursuant to this Prospectus.

            The information included below is based upon information provided by the Selling Stockholders. Because each Selling Stockholder may offer all, some or none of its shares of Seller Common Stock, no definitive estimate as to the number of shares thereof that will be held by each such Selling Stockholder after such offering can be provided and the following table has been prepared on the assumption that all shares of Seller Common Stock offered under this Prospectus will be sold to parties unaffiliated with the Selling Stockholders.

                                        Shares Of                        Shares Of
                                      Common Stock     Shares of       Common Stock
                                       Owned Prior      Common Stock    Owned After
Name                                 To Offering (1)  Being Offered   Offering (1)(2)
Eric Ellenbogen (3)                      199,055           99,055        100,000
Engelman Family Limited
   Partnership                            39,675          39,675               0
Lorne Michaels (4)                       249,550          241,550          8,000
Michaels Family Limited
   Partnership                           200,000          200,000              0
TCW Capital (Fund II Separate Account)     2,500            2,500              0
TCW Capital (Fund III Separate Account)   15,186           15,186              0
TCW Special Placements Fund II            83,839           83,839              0
TCW Special Placements Fund III          205,603          205,603              0

(1) For purposes of computing the number of shares held by each person named above on a given date, any security that such person has the right to acquire within sixty days is deemed to be owned by such person.

(2) Assumes the sale of all shares offered hereby to persons who are not affiliates of the Selling Stockholders.

(3) Includes non-qualified stock options to purchase 100,000 shares of Common Stock granted pursuant to the 1995 Stock Option Plan of the Company. Such options are presently exercisable.

(4) Includes non-qualified stock options to purchase 8,000 shares of Common Stock granted pursuant to the 1995 Stock Option Plan of the Company. Such options are presently exercisable.

            Eric Ellenbogen has served as the President of the Golden Books Entertainment Group division of GBP, the principal operating subsidiary of the Company, and as an Executive Vice President of the Company since August 20, 1996. Mr. Ellenbogen has served as a director of the Company since September 17, 1996.

            Lorne Michaels has been a director of the Company since September 17, 1996 and is a member of the Compensation Committee of the Board of Directors of the Company.

                             PLAN OF DISTRIBUTION

            The Company is registering the shares of Seller Common Stock offered by the Selling Stockholders hereunder pursuant to registration rights contained in the Registration Rights Agreement, dated August 20, 1996, between the Company and Broadway Video Entertainment, L.P. (the "Registration Rights Agreement"), under which the Selling Stockholders have certain rights. The Registration Rights Agreement requires the Company to file a registration statement on an appropriate form with the Commission with respect to the offering and sale or other disposition of the Seller Common Stock owned by the Selling Stockholders.

            The shares of Seller Common Stock offered hereunder may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on The Nasdaq National Market or otherwise at prices and on terms then prevailing or related to the then current market price, or in negotiated transactions. The Seller Common Stock may be sold to or through one or more broker-dealers acting as agent or principal in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions, privately negotiated transactions, short sales or otherwise, or in any combination of transactions.

            In connection with any transaction involving the shares of Seller Common Stock offered hereunder, broker-dealers or others may receive from the Selling Stockholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other persons participating in a distribution of the Seller Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act.

            Any or all of the sales or other transactions involving the Seller Common Stock described above, whether effected by a Selling Stockholder, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any shares of Seller Common Stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

            To comply with the securities laws of certain states, if applicable, the Seller Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of Seller Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

            The Company and the Selling Stockholders (certain of which are directors and/or officers of the Company) have agreed to indemnify each other and their respective officers and directors and certain other persons against liabilities in connection with any offering of the Seller Common Stock, including liabilities arising under the Securities Act.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                    EXPERTS

            The consolidated financial statements of Golden Books Family Entertainment, Inc. and Subsidiaries (formerly Western Publishing Group, Inc. and Subsidiaries) (the "Company") appearing in the Company's Annual Report, as amended (Form 10-K), at December 28, 1996, and for the eleven months then ended, have been audited by Ernst & Young LLP, independent auditors, and at February 3, 1996, and for each of the two years in the period ended February 3, 1996, by Deloitte & Touche LLP, independent auditors, as set forth in their respective reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


                                 LEGAL MATTERS

            Certain legal matters with respect to the Common Stock being offered hereby are being passed upon by Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022, counsel for the Company.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.



SEC Filing Fee . . . . . . . . . . . . .   $ 2,698
Legal Fees . . . . . . . . . . . . . . .    50,000
Accounting Fees  . . . . . . . . . . . .    40,000
Miscellaneous. . . . . . . . . . . . . .     2,302
                                           -------
                                  Total    $95,000



Item 15.  Indemnification of Directors and Officers.

Limitation on Directors' Liability.

            The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for the breach of any fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, as amended from time to time, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.


Limitation on Liability under Registration Rights Agreement

            Under the Registration Rights Agreement, the Company and the Selling Stockholders (certain of which are directors and/or officers of the Company) have agreed to indemnify each other and their respective officers and directors and certain other persons against liabilities in connection with any offering of the Seller Common Stock, including liabilities arising under the Securities Act.

Item 16.  Exhibits.

            The following is a complete list of exhibits filed as a part of this Registration Statement:

           Exhibit No.                        Document

              4.1* Registration Rights Agreement between the Company and Broadway Video Entertainment, L.P., dated
                           August 20, 1996, under which the Selling Stockholders have certain rights.



              5.1*         Opinion of Schulte Roth & Zabel LLP



             23.1          Consent of Ernst & Young LLP

             23.2          Consent of Deloitte & Touche LLP


             23.3*         Consent of Schulte Roth & Zabel LLP
                            (included in Exhibit 5)


             24.1*         Powers of Attorney

--------
 * Previously filed.




Item 17.  Undertakings.

         The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
               Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of

                    Registration Fee" table in the effective Registration Statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         provided, however, that the undertakings set forth in paragraphs
         (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B.   Incorporation of Subsequent Exchange Act Documents by Reference.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C.   Indemnification of Officers and Directors.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 5th day of February, 1998.


                                     GOLDEN BOOKS FAMILY ENTERTAINMENT, INC.


                                     By: /S/ Philip E. Rowley
                                       ----------------------
                                       Philip E. Rowley
                                       Executive Vice President
                                       and Chief Financial
                                       Officer



            Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated, on this 5th day of February, 1998.



Name and Signature                                Title
-----------------------------          -----------------------------

/s/ Richard E. Snyder                  Chairman of the Board and
-----------------------------          Chief Executive Officer
Richard E. Snyder                      (Principal Executive Officer)

/s/ Philip E. Rowley                   Executive Vice President and
-----------------------------          Chief Financial Officer (Principal
Philip E. Rowley                       Financial and Accounting Officer)

          *                            Executive Vice President and
-----------------------------          Director
Eric Ellenbogen


          *                            Director
-----------------------------
Shahara Ahmad-Llewellyn

          *                            Director
-----------------------------
Linda L. Janklow

          *                            Director
-----------------------------
Lorne Michaels

          *                            Director
-----------------------------
Marshall Rose

          *                            Director
-----------------------------
H. Brian Thompson

          *                            Director
-----------------------------
John L. Vogelstein


*By /s/ Philip Galanes
   --------------------
   Philip Galanes,
   Attorney-in-fact



                                    - 24 -